Exhibit 12

Humana Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the six months ended June 30,		For the twelve months ended December 31,
	2004		2003		2002		2001		2000		1999
	(Dollars in thousands)
Income (loss) before income taxes	$225,126		$344,716		$209,934		$183,080		$113,990		$(404,839)

Fixed charges	23,763		40,972		44,349		52,010		52,843		53,592

Total earnings (loss)	$248,889		$385,688		$254,283		$235,090		$166,833		$(351,247)

Interest charged to expense	$10,044		$17,367		$17,252		$25,302		$28,615		$33,393

One-third of rent expense	13,719		23,605		27,097		26,708		24,228		20,199

Total fixed charges	$23,763		$40,972		$44,349		$52,010		$52,843		$53,592

Ratio of earnings to fixed charges (1)(2)	10.5	x	9.4	x	5.7	x	4.5	x	3.2	x	(3)

Notes

(1)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income or loss before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.
(2)	There are no shares of preferred stock outstanding.
(3)	Due to a loss in 1999, caused primarily by pretax charges of $584.8 million, the ratio coverage was less than 1.0x. Additional pretax earnings of $404.8 million would be needed to achieve a coverage of 1.0x.